As filed with the Securities and Exchange Commission on August 3, 2012

1933 Act File No. 333-183024

1940 Act File No. 811-21593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 46	☒

Kayne Anderson MLP Investment Company

(Exact Name of Registrant as Specified in Charter)

717 Texas Avenue, Suite 3100

Houston, Texas 77002

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (713) 493-2020

David J. Shladovsky, Esq.

KA Fund Advisors, LLC

1800 Avenue of the Stars, Second Floor

Los Angeles, California 90067

(Name and Address of Agent for Service)

Copies of Communications to:

David A. Hearth, Esq. Paul Hastings LLP 55 Second Street, 24th Floor San Francisco, California 94105-3441 (415) 856-7000	John F. Della Grotta, Esq. Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626-1924 (714) 668-6210

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.
☒	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier registration statement for the same offering is 333-177550.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒ (File No. 333-183024)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)(2)(3)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share (3)			$28,735,000	$3,294 (4)

(1)	The Registrant previously registered common stock and preferred stock with an aggregate offering price not to exceed $500,000,000 on a Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (File Nos. 333-177550 and 811-21593) as amended, and declared effective on February 16, 2012. In accordance with Rule 462(b) promulgated under the Securities Act of 1933, as amended, an additional indeterminate number of shares of the Registrant’s common stock which shall have an aggregate offering price not to exceed $28,735,000 is hereby being registered hereunder. The proposed maximum offering price will be determined, from time to time, by the Registrant in connection with the issuance by the Registrant of the shares of common stock registered hereunder.
(2)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee. Represents the registration fee only for the additional amount of securities of the Registrant being registered hereby. The Registrant previously registered securities pursuant to a Registration Statement on Form N-2 (File Nos. 333-177550 and 811-21593), as amended, for which a fee of $57,300 was paid.
(3)	Includes shares of common stock that the underwriters have the option to purchase solely to cover over-allotments, if any.
(4)	Previously paid.

This post-effective amendment shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) of the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the registration statement (File Nos. 333-183024 and 811-21593) filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of filing exhibits to the Registration Statement. In particular, Exhibit (l) to this Post-Effective Amendment No. 1 amends and restates Exhibit (l) to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, the signatures page, the exhibit index and Exhibit (l) attached to and filed herewith. Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

The Registration Statement was filed to register an additional $28,735,000 worth of shares of common stock, $0.001 par value per share, of Kayne Anderson MLP Investment Company, a corporation organized under the laws of the State of Maryland (the “Registrant”), pursuant to Rule 462(b) under the Securities Act of 1933, as amended. In accordance with Rule 462(b), the Registration Statement incorporates by reference the contents of our registration statement on Form N-2, as amended (File Nos. 333-177550 and 811-21593) which was declared effective on February 16, 2012, including all amendments, supplements and exhibits thereto and all information incorporated by reference therein, other than the exhibits included herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, and the State of Texas, on the 3rd day of August, 2012.

KAYNE ANDERSON MLP INVESTMENT COMPANY

By:	/s/ KEVIN S. MCCARTHY
Kevin S. McCarthy
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ KEVIN S. MCCARTHY Kevin S. McCarthy	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	August 3, 2012

/s/ TERRY A. HART Terry A. Hart	Chief Financial Officer and Treasurer (Principal Executive Officer)	August 3, 2012

/s/ ANNE K. COSTIN* Anne K. Costin	Director	August 3, 2012

/s/ STEVEN C. GOOD* Steven C. Good	Director	August 3, 2012

/s/ GERALD I. ISENBERG* Gerald I. Isenberg	Director	August 3, 2012

/s/ WILLIAM H. SHEA* William I. Shea	Director	August 3, 2012

* By	/s/ DAVID A. HEARTH David A. Hearth	Attorney-in-Fact (Pursuant to Powers of Attorney previously filed and referenced in the Exhibit Index)	August 3, 2012

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(l)	Opinion of Venable LLP dated August 3, 2012 with respect to the legality of the shares of Common Stock being registered is filed herewith.

(n)(1)	Consent of Venable LLP (included in Exhibit (l))

(n)(2)	Consent of PricewaterhouseCoopers, the Registrant’s Independent Accounting Firm was previously filed as Exhibit (n)(2) to the Registrant’s Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, (File No. 333-183024 and 811-21593) filed on August 2, 2012 and is incorporated herein by reference.

(s)	Powers of attorney authorizing David A. Hearth to execute this registration statement, and any amendments thereto, for the named officers and directors of the Registrant on whose behalf this registration statement is filed have been executed and were previously filed as Exhibit (s) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-177550 and 811-21593) filed on February 9, 2012 and are incorporated herein by this reference.

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